SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated March 14, 2006, entitled “SMIC Signs Agreement with TTsilicon Ltd to Increase Support for Its Fabless Semiconductor Customers in UK and Northern Europe.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: March 17, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated March 14, 2006, entitled “SMIC Signs Agreement with TTsilicon Ltd to Increase Support for Its Fabless Semiconductor Customers in UK and Northern Europe.”

Exhibit 99.1

SMIC Signs Agreement with TTsilicon Ltd to Increase Support for its Fabless Semiconductor Customers in UK and Northern Europe

Shanghai, China [2006-03-14]

One of the world’s leading semiconductor foundries to offer increased customer support in UK and Northern Europe

Shanghai, China and Swindon, UK, March 14th 2006 - Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI and HKSE: 981), one of the world’s leading semiconductor foundries, and TTsilicon Limited, a fabless semiconductor company support business, today jointly announced that TTsilicon will support SMIC Europe in pre and post-sales activities, for fabless customers based in the United Kingdom and Northern Europe.

“SMIC has successfully grown its foundry business in Europe and expects for continued growth. It is of paramount importance that all our customers, particularly those in UK and Northern Europe, receive first class service,” said James Sung, VP Marketing and Sales of SMIC. “SMIC is excited to have secured the services of the seasoned personnel within TTsilicon. This agreement will allow SMIC Europe to further increase the customer service SMIC offers to fabless companies in UK and Northern Europe.”

“With this agreement, SMIC is assured of dedicated support for its customers in UK and Northern Europe,” said Norman Thompson, a Director of TTsilicon Ltd. “The market for foundry services in these regions is growing strongly and we are delighted that SMIC, a world class foundry, has selected TTsilicon as a partner.”

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI and HKSE: 0.981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as the statement regarding the expectation of continued growth of foundry business in Europe, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.